DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz	Entity #: C9005-2002 Document Number: 20050165534-41 Date Filed: 5/4/2005 1:15:09 PM In the office of /s/ Dean Heller Dean Heller Secretary of Sate
Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:

BARNABUS ENTERPRISES LTD.

2.	The articles have been amended as follows (provide article numbers, if available):

Amended the name of the Corporation to:

BARNABUS ENERGY, INC.

3.

The vote by which the shareholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater portion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 51%.*

4.	Effective date of filing (optional):	May 4, 2005
5.	Officer Signature (required):	/s/ Kerry Nagy

*      If any proposed amendment would alter or change any preference or any relative or other right given to any class or Class of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or Class affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.